Exhibit (a)(1)(H)

This announcement is not an offer to purchase or a solicitation of an offer to sell shares (as defined below).  The Offer (as defined below) is made solely by the Offer to Purchase dated August 18, 2009 (the “Offer to Purchase”) and the related letter of transmittal and any amendments or supplements thereto and is being made to all holders of shares.  The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction.  In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
Up to 3,740,000 Shares of Common Stock
of
WHITE ELECTRONIC DESIGNS CORPORATION
at
$4.25 Net Per Share
by
DESERT EQUITY LP

Desert Equity LP, a Delaware limited partnership (the “Purchaser”), is offering to purchase up to 3,740,000 of the outstanding shares of common stock, $0.10 stated value per share (the “shares”), of White Electronic Designs Corporation, an Indiana corporation (the “Company”), at a purchase price of $4.25 per share, net to the seller in cash (subject to applicable withholding of United States federal, state and local taxes), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 2009 and in the related letter of transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). The Offer is not conditioned upon the receipt of financing or any minimum number of shares being tendered.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:01 A.M., NEW YORK CITY
TIME, ON WEDNESDAY, SEPTEMBER 16, 2009, UNLESS THE OFFER IS EXTENDED.

The Purchaser is controlled by its general partner, Desert Management LLC, a Delaware limited liability company (“Desert Management”).  Brian R. Kahn, the Chairman of the Company’s Board of Directors (the “Board”), is the sole member and manager of Desert Management.  Mr. Kahn joined the Company’s Board on February 9, 2009 and has served as Chairman of the Company’s Board since June 15, 2009.

Caiman Partners, L.P., a Delaware limited partnership (“Caiman Partners”), has committed to provide the Purchaser with the funds necessary to purchase shares tendered in the Offer.  Caiman Partners is controlled by its general partner, Caiman Capital GP, L.P., a Delaware limited partnership (“Caiman Capital”). Caiman Capital is controlled by its managing general partner, Caiman Capital Management, LLC, a Delaware limited liability company (“Caiman Management”).  Caiman Management is controlled by its managing member, Brian R. Kahn.

The Purchaser and Desert Management do not currently own any shares.  Caiman Partners directly beneficially owns 803,700 shares or approximately 3.5% of the outstanding shares.  Caiman Management and Caiman Capital each may be deemed to beneficially own the 803,700 shares directly beneficially owned by Caiman Partners.  Brian R. Kahn may be deemed to beneficially own 826,200 shares or approximately 3.6% of the outstanding shares.  The shares to be purchased pursuant to the Offer represent approximately 16.3% of the outstanding shares.

The Purchaser, Desert Management, and Brian R. Kahn are making the Offer in order to increase their equity investment in the Company and not for the purpose of acquiring control over or influencing the business of the Company. The Purchaser, Desert Management, and Brian R. Kahn may, from time to time, subsequent to the expiration of the Offer, acquire additional shares or dispose of all or some of the shares or may continue to hold the shares, depending on business and market conditions, their continuing evaluation of the business and prospects of the Company and other factors. Future purchases by the Purchaser, Desert Management, and Brian R. Kahn may be on the same terms or on terms that are more or less favorable to the Company’s shareholders than the terms of the Offer.

Although the Offer is not conditioned upon any minimum number of shares being tendered or upon the Purchaser obtaining financing, the Offer is subject to certain customary conditions described in the Offer to Purchase, including, without limitation, a condition that on or after August 13, 2009 and before the time of payment for shares (whether or not any shares have theretofore been accepted for payment pursuant to the Offer), there shall not have occurred or been threatened any change (or condition, event or development involving a prospective change) in the business, properties, assets, liabilities, capitalization, shareholders’ equity, financial condition, operations, licenses, results of operations or prospects of the Company or any of its subsidiaries or affiliates that, in the Purchaser’s reasonable judgment, has a material adverse effect on the Company or the Purchaser or any of the Purchaser’s or the Company’s subsidiaries or affiliates, and the Purchaser shall not have become aware of any fact that, in the Purchaser’s reasonable judgment, will have a material adverse effect on the value of the shares.  If any such condition is not satisfied, the Purchaser may (i) terminate the Offer and return all tendered shares to tendering shareholders; (ii) extend the Offer and, subject to withdrawal rights as set forth below, retain all such shares until the expiration of the Offer as so extended; (iii) waive all the unsatisfied conditions and accept for payment and pay for all shares validly tendered prior to the expiration of the Offer and not validly withdrawn; or (iv) amend the Offer.

Subject to applicable law and regulations, the Purchaser reserves the right to amend the Offer, extend the Offer and/or increase or decrease the number of shares it is seeking in the Offer.  If the Offer is extended, the Purchaser must publicly announce such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.  There will be no subsequent offering period.  The term “expiration date” means 12:01 a.m., New York City time, on Wednesday, September 16, 2009, unless and until the Purchaser, in its sole discretion, shall have extended the period of time during which the Offer is open, in which event the term “expiration date” will mean the latest time and date on which the Offer, as so extended by the Purchaser, will expire.

Shareholders may tender shares by timely delivering to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”) (i) certificates for shares (or confirmation of a book-entry transfer of such shares into the Depositary’s account at the “book-entry transfer facility” (as defined in the Offer to Purchase)), (ii) a properly completed and duly executed letter of transmittal (or facsimile thereof), and (iii) any other required documents.  If shares are held through a bank, broker, dealer, trust company or other nominee, such shares can be tendered only by that bank, broker, dealer, trust company or other nominee.  Payment for shares accepted for payment pursuant to the Offer will be made only after timely receipt of the foregoing.  For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment tendered shares when, as and if the Purchaser gives oral or written notice to the Depositary of its acceptance for payment of the tender of such shares.  UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE OF THE SHARES REGARDLESS OF ANY EXTENSION OF OR AMENDMENT TO THE OFFER OR DELAY IN PAYING FOR SUCH SHARES.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after October 13, 2009 unless such shares have been accepted for payment as provided in the Offer to Purchase.  To withdraw tendered shares, a written notice of withdrawal with respect to such shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of shares, if different from that of the person who tendered such shares.  If the shares to be withdrawn have been delivered or otherwise identified to the Depositary, in the case of shares tendered by delivery of certificates, the serial numbers shown on the particular certificates evidencing such shares must also be submitted and the signature on the notice of withdrawal must be guaranteed by an “eligible institution” (as defined in the Offer to Purchase) or, in the case of shares tendered by book-entry transfer, the name and number of the account at the book-entry transfer facility to be credited with the withdrawn shares.

If more than 3,740,000 shares are validly tendered prior to the expiration date, and not validly withdrawn, the Purchaser will, upon the terms and subject to the conditions of the Offer, purchase 3,740,000 shares on a pro rata basis (with adjustments to avoid purchases of fractional shares) based upon the number of shares validly tendered by the expiration date and not validly withdrawn.  In the event that proration of tendered shares is required, because of the difficulty of determining the precise number of shares properly tendered and not withdrawn, the Purchaser does not expect to announce the final results of proration or pay for any shares until at least five NASDAQ Global Market trading days after the expiration date.  Preliminary results of proration will be announced by press release as promptly as practicable.  Holders of shares may obtain such preliminary information from D. F. King & Co., Inc., the information agent for the Offer (the “Information Agent”).

In general, the receipt of cash for shares properly tendered in the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Shareholders are urged to consult with their tax advisors.

Copies of the offer materials will be promptly furnished, at the Purchaser’s expense, to those record holders, beneficial owners, brokers, banks and other persons who request such materials from the Information Agent.

The information required by Rule 14d-6(d)(1) under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated by reference into this summary advertisement.  The complete terms and conditions of this Offer are set forth in the Offer to Purchase and the related letter of transmittal, which are being filed today with the Securities and Exchange Commission. The Offer to Purchase and related letter of transmittal contain important information. Shareholders should carefully read both in their entirety before any decision is made with respect to the Offer.

Any questions or requests for assistance may be directed to the Information Agent as set forth below. Requests for copies of the Offer to Purchase and the related letter of transmittal and other tender offer materials may be directed to the Information Agent, and copies will be furnished promptly at the Purchaser’s expense.  Copies of the Offer to Purchase, the related letter of transmittal and the other tender offer materials may also be obtained from the Information Agent’s website, http://www.dfking.com/tender or the Securities and Exchange Commission’s website, http://www.sec.gov. Shareholders may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D. F. King & Co., Inc.

48 Wall Street
22nd Floor
New York, New York 10005

Banks and Brokerage Firms, Please Call: (212) 269-5550
All Others, Call Toll-Free: (800) 488-8035
August 18, 2009